SEC 1745 (02-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response. . . 11
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ______1____)*
Energy & Engine Technology Corporation
---------------------------------------------------------------------------
(Name of Issuer)
Common Stock, par value $0.001 per share
---------------------------------------------------------------------------
(Title of Class of Securities)
29267 D 10 8
---------------------------------------------------------------------------
(CUSIP Number)
July 24, 2003
---------------------------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[ ] Rule 13d-1(b)
[ X ] Rule 13d-1(c)
[ ] Rule 13d-1(d)
CUSIP No. 29267 D 10 8
...............................
1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Willard G. McAndrew, III
....................................................................
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ...................................................................
(b) ...................................................................
3. SEC Use Only .......................................................
4. Citizenship or Place of Organization U.S.........................
Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power ..................7,927,604
6. Shared Voting Power ................................................
7. Sole Dispositive Power..................................7,927,604...
8. Shared Dispositive Power ..........................................
9. Aggregate Amount Beneficially Owned by Each Reporting Person7,927,604
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions).................................
11. Percent of Class Represented by Amount in Row (9) 15.9%
12. Type of Reporting Person (See Instructions) IN

Item 1.
(a) Name of Issuer Energy & Engine Technology Corporation
(b) Address of Issuer's Principal Executive Offices
5308 West Plano Parkway, Plano, TX 75093
Item 2.
(a) Name of Person Filing Willard G. McAndrew, III
(b) Address of Principal Business Office or, if none, Residence
5308 West Plano Parkway, Plano, TX 75093
(c) Citizenship US
(d) Title of Class of Securities
Common Stock
(e) CUSIP Number 29267 D 10 8
Item 3. If this statement is filed pursuant to __240.13d-1(b) or
240.13d-2(b) or (c),
check whether the person filing is a:
(a) [ ] Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o).
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15
U.S.C. 78c).
(d) [ ] Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C 80a-8).
(e) [ ] An investment adviser in accordance with _240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with _240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with _ 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(15 U.S.C. 80a-3);
(j) [ ] Group, in accordance with _240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 7,927,604.
(b) Percent of class: 15.9%.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 7,927,604.
(ii) Shared power to vote or to direct the vote 0__________________.
(iii) Sole power to dispose or to direct the disposition of 7,927,604.
(iv) Shared power to dispose or to direct the disposition of 0.
Instruction. For computations regarding securities which represent a right to acquire an
 underlying security see _240.13d3(d)(1).
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Instruction: Dissolution of a group requires a response to this item.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not
required.
Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being
Reported on By the Parent Holding Company or Control Person.
If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.
Item 8. Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to _240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to _240.13d-1(c) or _240.13d-1(d), attach an exhibit stating the identity of each member of the group.
Item 9. Notice of Dissolution of Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
Item 10. Certification
(a) The following certification shall be included if the statement is filed pursuant to _240.13d-1(b): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
(b) The following certification shall be included if the statement is filed pursuant to x240.13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Willard G. McAndrew, III Date August 7, 2003 Signature /s/ Willard G. McAndrew, III Name/Title
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See _240.13d-7 for other parties for whom copies are to be sent.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001) http://www.sec.gov/divisions/corpfin/forms/13g.htm
Last update: 11/05/2002